Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

MUTUAL HOLDING COMPANY

STOCK OFFERING

UNITED FINANCIAL BANCORP, INC.

West Springfield, Massachusetts

Dated As Of:

May 6, 2005

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

May 6, 2005

Board of Directors

United Mutual Holding Company

United Financial Bancorp, Inc.

United Bank

95 Elm Street

West Springfield, Massachusetts 01089

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the plan of stock issuance described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated March 4, 2004 (the “Original Appraisal”), and first update dated April 22, 2005 (“First Update”), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

United Mutual Holding Company (the “MHC”) is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in April 2004 in conjunction with the mutual holding company reorganization of United Bank, West Springfield, Massachusetts, (“United Bank”). No stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as United Financial Bancorp, Inc. (“United Financial” or the “Company”) and United Bank became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the “Minority Stock Issuance”) to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (“ESOP”), Supplemental Eligible Account Holders and Other Depositors. Any shares that are not sold in the Subscription Offering may be offered for sale in a Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering.

The Stock Issuance Plan provides for the establishment of a private foundation (the “Foundation”), which will be a private charitable foundation established in connection with the offering, funded with common stock of the Company along with $150,000 of cash.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

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Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the outstanding stock of United Bank. The Company’s initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level and extending a loan to the ESOP.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

This updated appraisal reflects a review of stock market conditions since the date of the First Update and recent discussions with management of United Financial regarding changes in business conditions and the impact on operations of the pro forma company.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP® Financial, LC. (“RP Financial) is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Stock Market Conditions

The performance of the broader stock market has been positive since the date of the First Update, with stocks in general increasing during the past two weeks. Economic data showed a decline in initial jobless claims, a pick-up in manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports, all of which fueled a rise in the stock market heading into late-April and the first week in May. Investors also may have the viewpoint that overall stock prices have been oversold, leading to the recent rise in the major market indices. Declining oil prices and the continued measured pace of interest rate increases by the Fed have also provided some calming effect to interest rate fears. On May 6, 2005, the DJIA closed at 10345.40 or 1.9% higher since the date of the First Update, and the NASDAQ Composite Index closed at 1967.35 or 1.8% higher since the date of the First Update.

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Since the date of the First Update, thrift stocks participated in the broader market rally, due in part to declines in longer term treasury rates, as the Federal government announced that it will likely begin auctions of 30-year Treasury bonds again in the near future, which investors believe will lead to a steeper yield curve. Other positive economic news, such as higher personal income, limited increases in consumer spending, stronger consumer sentiment and reports that core inflation levels remain under control also led to the upward movement in overall thrift stocks. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April and early May. On May 6, 2005 the SNL Index for all publicly-traded thrifts closed at 1,534.3, an increase of 4.4% since April 22, 2005. The SNL MHC Index closed at 2,708.20 on May 6, 2005, an increase of 1.1% since the date of the First Update.

Similar to the changes in SNL Indices for all publicly-traded thrifts, the updated pricing measures for all-publicly-traded were moderately higher since the date of the First Update. The updated pricing ratios for the Peer Group companies (fully converted basis) all of which operate in MHC form, were slightly lower, consistent with the lower performance of the SNL MHC index. The Peer Group’s updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in the following table, based on market prices as of April 22, 2005 and May 6, 2005. The Peer Group’s pricing measures reflect implied pricing ratios on a fully-converted basis.

As set forth in the First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

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Table 1

United Financial Bancorp, Inc.

Average Pricing Characteristics

	At Apr. 22, 2005		At May 6, 2005		% Change
Peer Group (Averages)
Price/Earnings (x)	26.72	x	25.87	x	(3.2)%
Price/Core Earnings (x)(1)	30.70		29.56		(3.7)
Price/Book (%)	91.60%		90.96%		(0.7)
Price/Tangible Book (%)	95.23		94.68		(0.6)
Price/Assets (%)	21.86		21.41		(2.1)
Avg. Mkt. Capitalization ($Mil)	$139.28		$137.63		(1.2)

Peer Group (Medians)
Price/Earnings (x)	24.66	x	24.51	x	(0.6)%
Price/Core Earnings (x)(1)	31.67		30.48		(3.8)
Price/Book (%)	91.61%		90.12%		(1.6)
Price/Tangible Book (%)	93.93		93.89		(0.0)
Price/Assets (%)	21.01		20.52		(2.3)
Avg. Mkt. Capitalization ($Mil)	$84.72		$84.84		1.4

All Publicly-Traded Thrifts
Price/Earnings (x)	18.68	x	19.00	x	1.7%
Price/Core Earnings (x)	20.02		20.19		0.9
Price/Book (%)	148.60%		148.95%		0.2
Price/Tangible Book(%)	164.10		166.00		1.2
Price/Assets (%)	16.38		16.28		(0.6)
Avg. Mkt. Capitalization ($Mil)	$358.13		$372.98		4.2

(1)	Reflects companies with data available for both periods.

As shown in Table 2, two standard conversions, two second step conversions of mutual holding companies, and five mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All five of the mutual holding company offerings were closed at the top of their super ranges. On a fully-converted basis, the average and median closing pro forma price/tangible book ratios of the recent MHC offerings equaled 88.0% and 87.3%, respectively. On average, reflecting the downward trend in the overall market for thrift stocks, these five recent MHC offerings reflected a decline of 1.7% after one month of trading. The three most recent MHC offerings (that have been traded for approximately one month), have traded down by an average of 10.7%, indicating more weakness to the most recently traded stocks.

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Similar price performance has been exhibited by the two second step conversions completed in the last three months, which have traded down by an average of 10.8% through May 6, 2005. OC Financial, Inc., the single full stock conversion offering completed in the last three months (Benjamin Franklin’s offering involved an acquisition), closed it’s offering at a price/tangible book ratio of 75.8%, and has traded up by 10%, implying a current price/book ratio of 83.4%.

Table 3 presents the current pricing information for the three recently converted companies that trade on NASDAQ or an Exchange, however this data does not provided meaningful comparisons in the valuation of United Financial, as Benjamin Franklin Bancorp completed an acquisition as part of its offering, and First Federal of Northern Michigan and Rome Bancorp’s offerings were second step conversions of mutual holding companies.

Summary of Adjustments

In the First Update, we made the following adjustments to United Financial’s pro forma value based upon our comparative analysis to the Peer Group:

Table 4

United Financial Bancorp, Inc.

First Update Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

We held discussions with United Financial management regarding updated business results and conditions for the Company, along with the finalized regulatory business plan prepared in connection with the proposed stock offering and reflecting the revised valuation.

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The general market for thrift stocks was higher compared to the date of the First Update, as indicated by increases in the SNL Index for all publicly-traded thrifts and SNL MHC Index for all publicly-traded MHCs. The pricing measures for all publicly-traded reflected increases as well, while the Peer Group experienced slight declines in comparison to averages for all publicly-traded thrifts. On average, the five MHC offerings completed during the past three months traded below their IPO prices in initial trading activity, and the most recent three offerings declined even further. We note, however, that all five recent MHC offerings were oversubscribed. Because the market continues to exhibit interest in this type of offering, we have left the “no adjustment” for marketing of the issue unchanged.

Overall, taking into account the foregoing factors, we believe that an adjustment in the Company’s estimated pro market value as set forth in the First Update is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios

Consistent with the First Update, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing United Financial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters were the same as utilized in the First Update.

Consistent with the First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated

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appraisal incorporates a “technical” analysis of recently completed conversions and MHC offerings, including principally the P/B approach which (as discussed in the First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a modest upward adjustment in United Financial’s value is appropriate. Therefore, as of May 6, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued to the public as well as to the MHC and the Foundation, is $130,102,040, or 13,010,204 shares at $10.00 per share.

1. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $130.1 million updated midpoint value, the Company’s P/B and P/TB ratios (fully-converted basis) equaled 75.15%. In comparison to the average fully converted P/B and P/TB ratios indicated for the Peer Group of 90.96% and 94.68%, respectively, United Financial’s updated ratios were discounted by 17.4% on a P/B basis and 20.6% on a P/TB basis (versus discounts of 19.7% and 22.8% from the Peer Group’s P/B and P/TB ratios as indicated in the First Update). The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 2 and 3.

On an MHC reported basis, the Company’s P/B and P/TB ratios at the $130.1 million updated midpoint value equaled 115.67%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 183.15% and 197.30%, respectively, United Financial’s updated ratios were discounted by 36.8% on a P/B basis and 41.4% on a P/TB basis (versus discounts of 39.8% and 44.1% from the Peer Group’s P/B and P/TB ratios as indicated in the First Update). At the supermaximum value of $172.1 million, the Company’s P/B and P/TB ratios on an MHC reported basis equaled 133.42%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the supermaximum valuation reflected discounts of 27.2% and 32.4%, respectively. The Company’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 4 and 5.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversions. As indicated in the First Update, the pricing

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characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the First Update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The five recently completed MHC offerings closed their offerings at an average pro forma price/tangible book ratio of 88.0% (fully-converted basis) and, on average, declined 1.7% during the first month of trading. The most three recent MHC offerings, all of which started trading within approximately the past month, declined in price by 10.7% through May 6, 2005. In comparison, the Company’s P/TB ratio of 75.2% at the updated midpoint value reflects an implied discount of 14.6% relative to the average pro forma P/TB ratio of the five recent MHC offerings at closing. All five of the recent MHC offerings are quoted on the NASDAQ for purposes of calculating a current P/TB ratio. The current average fully-converted P/TB ratio of the five recent MHC offerings equals 87.2%, based on closing market prices as of May 6, 2005. In comparison to this fully-converted current P/TB ratio of the five recent publicly-traded MHC offerings, the Company’s P/TB ratio at the updated midpoint value reflects an implied discount of 13.8%. At the supermaximum of the updated valuation range, United Financial’s pro forma P/TB ratio of 82.3% represents a 5.7% discount to the current ratios of the five recent MHC offerings.

2. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company reported net income of $5,633,000 for the 12 months ended March 31, 2005. In deriving United Financial’s core earnings, the adjustments made to reported earnings were to eliminate the net gains on the sale of investment securities and loans, and the expense related to the writeoff of charter conversion expenses, for the 12 months ended March 31, 2005. As shown below, on an after-tax basis at the marginal tax rate of 40%, the Company’s core earnings were determined to equal $5,743,000 for the 12 months ended March 31, 2005.

03/31/05 Amount

($000)
Net income	$5,633
Less: Gains on sale of loans/investments	(17)
Add back: Writeoff of charter conversion expenses	201
Less: tax impact at 40%	(74)

Core earnings estimate	$5,743

Based on United Financial’s estimated reported and core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples (fully-converted basis) at the updated midpoint value equaled 21.55 and 21.16 times. The Company’s updated reported and core P/E multiple provided for discounts of 16.7% and 28.4% relative to the Peer Group’s average reported and core P/E

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multiples of 25.87 times and 29.56 times (versus discounts of 23.8% and 34.9% relative to the Peer Group’s average reported and core P/E multiple as indicated in the First Update). The Company’s ratios include the impact of the new accounting requirements for compensation expense related to stock options, the Peer Group’s ratios do not, as the new accounting guidance for recognition of stock option compensation expense will not become effective until after June 15, 2005. We paid close attention to the discounts resulting under the P/E approach. We have concluded that new issues for smaller offerings, including United Financial, tend to trade more based on the pro forma book value multiples than earnings, and the pro forma price/earnings multiples are deemed appropriate in light of the valuation emphasis on the price-to-book value ratio in newly converting companies.

On an MHC reported basis, the Company’s reported and core P/E multiples at the proposed midpoint value of $130.1 million equaled 22.66 times and 22.24 times, respectively. The Company’s updated reported and core P/E multiple provided for discounts of 26.8% and 25.1% relative to the Peer Group’s average reported and core P/E multiples of 30.40 times and 29.70 times (versus discounts of 32.3% and 27.3% relative to the Peer Group’s average reported and core P/E multiples as indicated in the First Update).

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $130.1 million updated midpoint value, United Financial’s fully converted pro forma P/A ratio equaled 14.35%. In comparison to the Peer Group’s average P/A ratio (fully-converted basis) of 21.41%, United Financial’s P/A ratio indicated a discount of 33.0% (versus a discount of 37.8% at the midpoint valuation in the First Update).

On an MHC reported basis, United Financial’s pro forma P/A ratio at the $130.1 million updated midpoint value equaled 15.38%. In comparison to the Peer Group’s average P/A ratio of 25.01%, United Financial’s P/A ratio indicated a discount of 38.5% (versus a discount of 43.2% at the midpoint valuation in the First Update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 6, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares issued publicly as well as to the Foundation and the MHC, equaled $130,102,040 at the midpoint, equal to 13,010,204 shares offered at a per share value of $10.00. The valuation conclusion takes into account the dilutive impact of the contribution to the Foundation, with stock equal to 2.00% of the pro forma shares outstanding and the balance of the contribution comprised of $150,000 cash.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $110,586,730 and a maximum value of $149,617,350. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding

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of 11,058,673 at the minimum and 14,961,735 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $172,059,950 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 17,205,995. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.59% ownership interest, excluding the shares issued to the Foundation. Accordingly, the offering to the public of the minority stock will equal $49,310,063 at the minimum, $58,012,500 at the midpoint, $66,714,380 at the maximum and $76,721,530 at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2% of the total shares to be outstanding, the public ownership of shares will represent 46.59% of the shares issued throughout the valuation range.

The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 6 and are detailed in Exhibits 2 and 3; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 7 and are detailed in Exhibits 4 and 5.

Respectfully submitted,
RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer

/s/ James J. Oren
James J. Oren
Senior Vice President

EXHIBITS

RP® Financial, LC.

LIST OF EXHIBITS

Exhibit Number	Description
1	Thrift Industry Stock Prices: As of May 6, 2005

2	Pro Forma Analysis Sheet – Fully Converted Basis

3	Pro Forma Effect of Conversion Proceeds – Fully Converted Basis

4	Pro Forma Analysis Sheet – Minority Stock Offering

5	Pro Forma Effect of Stock Proceeds – Minority Stock Offering

6	Firm Qualifications Statement